UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER
333-08880
NOTIFICATION OF LATE FILING
(Check One):
☐ Form 10-K
☒ Form 20-F
☐ Form 11-K
☐ Form 10-Q
☐ Form N-SAR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
SATÉLITES MEXICANOS, S.A. de C.V.

Full Name of Registrant

Former Name if Applicable
Rodolfo Gaona No. 86, Col. Lomas de Sotelo

Address of Principal Executive Office (Street and Number)
11200 Mexico, D.F., MEXICO

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
1.	Although the management of Satélites Mexicanos, S.A. de C.V. (the “Company”) has been working diligently to complete all the required information in its annual report on Form 20-F for the year ended December 31, 2005 on or prior to the required filing date of June 30, 2006, the Company is not able to file the annual report on Form 20-F within the prescribed time period because of delays in the preparation of certain financial and other information required to be included in its Form 20-F. The Company is currently undergoing a major restructuring of its business through complex bankruptcy proceedings being carried out simultaneously in both the U.S. and Mexico, which includes a restructuring of the terms of its indebtedness and corporate governance, and management has had many internal matters on which to focus. Management anticipates filing the Form 20-F on or before July 17, 2006.
2.	The Company hereby represents that the reasons causing the inability to timely file the annual report on Form 20-F could not be eliminated without unreasonable effort and expense.
3.	Within the time period prescribed by Rule 12b-25, the Company will file an annual report on Form 20-F for the year ended December 31, 2005 which will also include the certifications of the Chief Executive Officer and Chief Financial Officer.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cynthia Pelini	(5255)	2629-5800

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                    Satélites Mexicanos, S.A. de C.V.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:    June 30, 2006

By:	/s/ Cynthia M. Pelini
Name:	Cynthia M. Pelini
Title:	Chief Financial Officer